June 20, 2014
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post Holdings, Inc.
Registration Statement on Form S-4, as amended
Filed January 2014; Amendment No. 1 filed June 18, 2014
Registration No. 333-193468
Ladies and Gentlemen:
On behalf of Post Holdings, Inc. (the “Company”) and each of the subsidiary guarantors listed as co-registrants (collectively with the Company, the “Registrants”) in the above-referenced Registration Statement (the “Registration Statement”), the undersigned respectfully requests acceleration of the effectiveness of the Registration Statement to 9:00 a.m. ET on June 24, 2014, or as soon thereafter as practicable.
In connection herewith, the Registrants hereby acknowledge the following:
1.    Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.
2.    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.
3.    The Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Diedre J. Gray
SVP, General Counsel & Secretary